Exhibit 21.1

EQUITY BANCSHARES, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Organization
EBHQ, LLC	Kansas
EBAC, LLC	Kansas
Equity Bank	Kansas
FCB Capital Trust II	Delaware
FCB Capital Trust III	Delaware
Community First (AR) Statutory Trust I	Connecticut
SA Holdings, Inc.	Kansas